FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of February, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X          Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _____     No       X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement regarding resolutions passed at the extraordinary general meeting of Huaneng Power International, Inc. (the “Registrant”); and

2.	an announcement regarding change of a director of the Registrant;

Each made by the Registrant on February 22, 2012.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

RESOLUTIONS PASSED AT THE
EXTRAORDINARY GENERAL MEETING

This announcement sets out the resolutions passed at the EGM held on 21 February 2012.

Reference is made to the notice of the 2012 first extraordinary general meeting (the "EGM" or the "Meeting") of Huaneng Power International, Inc. (the "Company") issued on 6 January 2012.

The EGM was held at 9:00 a.m. on 21 February 2012 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China. As entrusted by Mr. Cao Peixi (Chairman of the Company), Mr Huang Long, Vice Chairman of the Company, presided over the EGM as the chairman.

As at the record date (i.e. 31 January 2012), there were totally 14,055,383,440 shares of the Company entitled to attend the EGM and to vote for or against the resolutions tabled thereat. Shareholders and authorized proxies holding an aggregate of 11,083,868,564 shares of the Company, representing 78.86% of the total shares of the Company, were present at the EGM. Holders of 1,063,856,822 H shares of the Company, through HKSCC Nominees Limited, appointed the chairman of the Meeting as their proxies to attend and vote on their behalf. Holders of 425,114,600 H shares of the Company, through HSBC Nominees (Hong Kong) Limited, appointed the chairman of the Meeting as their proxies to attend and vote on their behalf.

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), connected persons (including China Huaneng Group and its respective associates and shareholders of the Company who are involved in or interested in the transactions as contemplated by resolutions 2 and 3 to be considered at the EGM) holding an aggregate of 7,298,283,321 shares of the Company, representing 51.93% of the total issued share capital of the Company as of the Record Date, shall abstain and has abstained from voting on resolutions 2 and 3 tabled at the EGM. There were no shares of the Company entitling the Shareholders to attend and abstain from voting in favour as set out in Rule 13.40 of the Listing Rules.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company’s PRC counsel, acted as the scrutineer for the vote-takings.

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of a poll to approve the following resolutions:

ORDINARY RESOLUTIONS:

1.	To consider and approve the "Resolution regarding the change in director"

10,910,456,873 shares, representing approximately 99.86% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 15,699,957 shares voted against the resolution.

2.
To consider and approve the "Resolution regarding the 2012 Continuing Connected Transactions between the Company and Huaneng Group", including Huaneng Group Framework Agreement and the transaction caps thereof

3,782,296,436 shares, representing approximately 99.94% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 2,120,407 shares voted against the resolution.

3.
To consider and approve the "Resolution regarding the 2012 to 2014 Continuing Connected Transactions between the Company and Huaneng Finance", including Huaneng Finance Framework Agreement and the transaction caps thereof

2,854,902,172 shares, representing approximately 75.44% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights, voted for the resolution, while 929,429,951 shares voted against the resolution.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
22 February 2012

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHANGE IN DIRECTOR

The Board announces that Mr. Liu Shuyuan resigned as a Director of the Seventh Session of the Board and member of the Remuneration and Appraisal Committee of the Seventh Session of the Board of the Company with effect from 21 February 2012 and the appointment of Mr. Guo Hongbo as a director of the Seventh Session of the Board of the Company has been approved by shareholders at the 2012 first extraordinary general meeting of the Company held on 21 February 2012.

Reference is made to the announcements dated 14 December 2011 and 24 December 2011 published by Huaneng Power International, Inc. (the "Company").

The board of directors (the "Board") of the Company hereby announces that Mr. Liu Shuyuan ("Mr. Liu") resigned as a Director of the Seventh Session of the Board and member of the Remuneration and Appraisal Committee of the Seventh Session of the Board of the Company with effect from 21 February 2012.

Mr Liu confirmed that there is no disagreement with the Board and he is not aware of any matter in relation to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board is pleased to announce that the appointment of Mr. Guo Hongbo ("Mr. Guo") as a director of the Seventh Session of the Board of the Company has been approved by shareholders at the 2012 first extraordinary general meeting of the Company held on 21 February 2012.

Mr. Guo’s biographical details are set out below:

Mr. Guo Hongbo, aged 43, is the General Manager and Vice Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He has been the Planner of Anshan Chemical Fibre Wool Textile Factory, Assistant to the Factory Head and Deputy Factory Head of Anshan Silk Printing and Dyeing Mill, Deputy General Manager of Anshan Co-operation Limited Liability Company, Assistant to the General Manager, Deputy General Manager and General Manager of Liaoning Engineering Machinery (Group) Limited Liability Company, Chairman and General Manager of Liaoning Libo Hydraulic Mining Co., Ltd, Assistant to the General Manager of Liaoning Chuangye (Group) Limited Liability Company and Liaoning Energy Corporation, Assistant to the General Manager, Deputy Manager, Administrative Deputy General Manager and Director of Liaoning Energy Investment (Group) Limited Liability Company. Mr Guo graduated from Jilin University specializing in administrative management, holding a postgraduate degree of master in management. He is a senior engineer.

Mr. Guo’s tenure of office as director of the Seventh Session of the Board of Directors will expire at the conclusion of the Seventh Session of the Board of Directors of the Company. The annual remuneration of Mr. Guo will be announced after the determination is made. As at the date of this announcement, save as disclosed above, Mr. Guo has not held any directorship, supervisorship or any other major appointment or qualification in other listed companies in the past three years. Mr. Guo does not have any relationship with any other Directors, Supervisors or senior management or substantial shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In addition, there is no other information in relation to Mr. Guo which is discloseable pursuant to the requirements set out in Rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") nor is there any matter required to be disclosed pursuant to the Listing Rules. Save for the above, there is no other matter that is required to be brought to the attention of the shareholders of the Company.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
22 February 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    February 23, 2012